SO
2/25/03

SECURITI 03014004 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24430

SEC MAIL RECEIVED PROCESSING
FEB 2 1 2003
WASH. D.C. 155 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 AND ENDING DECEMBER 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
C.P. BAKER SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
303 CONGRESS STREET #301
(No. and Street)

BOSTON	MA	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER P. BAKER 617-439-0770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIBERFARB & SUSSMAN CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

111 VANDERBILT AVENUE	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, CHRISTOPHER P. BAKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.P. BAKER SECURITIES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

TANYA M. SPEAR
Notary Public
Commonwealth of Massachusetts
My Commission Expires
February 16, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.P. BAKER SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2002

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

To the Board of Directors of
C.P. Baker Securities, Inc.

We have audited the accompanying statement of financial condition of C.P. Baker Securities, Inc. as of December 31, 2002 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.P. Baker Securities, Inc., as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Liberfarb + Sussman

Norwood, Massachusetts
January 22, 2003

C.P. BAKER SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash	$ 96,772
Deposits with clearing organizations	52,642
Receivable from broker-dealers and clearing organizations	43,234
Other assets	2,186
	$ 194,834

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payable to broker-dealers and clearing organizations	$ 15
Income taxes payable	556
Accounts payable, accrued expenses, and other liabilities	69,607
	70,178
Stockholder's equity:	
Common stock, $.01 par value, 250,000 shares authorized, 6,230 shares issued and outstanding	62
Additional paid-in capital	52,341
Retained earnings	72,253
Total Stockholder's Equity	124,656
	$ 194,834

The accompanying notes are an integral part of these financial statements.

C.P. BAKER SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2002

Revenues:	
Commissions	$ 614,485
Other income	1,285
Interest and dividends	1,254
	617,024
Expenses:	
Floor brokerage, exchange and clearance fees	159,760
Communications and data processing	20,686
Other expenses	437,786
	618,232
Loss before income taxes	(1,208)
Provision for income taxes	556
Net loss	$ (1,764)

The accompanying notes are an integral part of these financial statements.

C.P. BAKER SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2002	$ 62	$ 52,341	$ 74,017	$ 126,420
Net Loss			(1,764)	(1,764)
Balance at December 31, 2002	$ 62	$ 52,341	$ 72,253	$ 124,656

The accompanying notes are an integral part of these financial statements.

C.P. BAKER SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (1,764)
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in Receivable from broker-dealers	(27,896)
Increase in Other assets	(967)
Decrease in Payable to broker-dealers and clearing organizations	(2,001)
Increase in Accounts payable, accrued expenses	60,571
Decrease in Income taxes payable	(30,444)
Total adjustments	(737)
Net cash used for operating activities	(2,501)
Cash flows from investing activities	
None	-
Cash flows from financing activities	
None	-
Net decrease in cash	(2,501)
Cash at January 1, 2002	99,273
Cash at December 31, 2002	$ 96,772

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

C.P. BAKER SECURITIES, INC.

Notes To Financial Statements

For the Year Ended December 31, 2002

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company was incorporated in Delaware on January 19, 2001. The Company is a wholly owned subsidiary of C.P. Baker & Co., Ltd. It conducts its broker/dealer business with customers through another broker/dealer on a fully disclosed basis.

Income Taxes:

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and for net operating loss and tax credit carryforwards, measured by enacted tax rates for years in which taxes are expected to be paid or recovered.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $122,470 at December 31, 2002, which exceeded required net capital of $5,000 by $117,470. The ratio of aggregate indebtedness to net capital at December 31, 2002 was 57.30%.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company rents office space, shares telephone service, and receives consulting services from a related party, C. P. Baker & Co., Ltd. The related party charged $359,053 for these services for the fiscal year ending December 31, 2002. At December 31, 2002 the Company owed $28,258 to the related party. The Company is owned 100% by the related party, thus operating results could vary significantly from those that would be obtained if the entities were autonomous.

C.P. BAKER SECURITIES, INC.

Notes To Financial Statements, Continued

For the Year Ended December 31, 2002

NOTE 4 – CONTINGENT LIABILITIES

The Company is engaged in various trading and brokerage activities whose counterparties include the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5 – INCOME TAXES

Deferred income taxes (benefits) are provided for temporary differences that exist between tax and financial statement, as well as for net operating loss carryforwards.

Income tax expense (benefit) consisted of the following:

Taxes currently payable:	
State	$ 456
Federal	100
Income tax expense	$ 556

NOTE 6 – ADDITIONAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ 0
Income Taxes	$ 0

C.P. BAKER SECURITIES, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED 12-31-02

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors of
C.P. Baker Securities, Inc.

We have audited the accompanying financial statements of C.P. Baker Securities, Inc. as of and for the year ended December 31, 2002, and have issued our report thereon dated January 22, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Liberfarb & Sussman
Norwood, Massachusetts
January 22, 2003

SCHEDULE I
C.P. BAKER SECURITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2002

Aggregate indebtedness:	
Payable to broker-dealers and clearing organizations	$ 15
Income taxes payable	556
Accounts payable, accrued expenses	69,607
Total aggregate indebtedness	$ 70,178
Net captial:	
Common stock	$ 62
Additional paid-in capital	52,341
Retained earnings	72,253
	124,656
Adjustments to net capital:	
Other assets	(2,186)
Net capital, as defined	$ 122,470
Net capital requirment	$ 5,000
Net capital in excess of requirements	$ 117,470
Ratio of aggregate indebtedness to net capital	57.30%
Reconciliation with the Company's computation (included in Part IIA of Form 17a-5(a) as of December 31, 2002	
Net capital, as reported in the Company's Part II A (unaudited) focus report	$ 123,026
Net audit adjustments	(556)
Increase in non-allowables and haircuts	-
Net capital per above	$ 122,470

SCHEDULE II

C.P. BAKER SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1944

DECEMBER 31, 2002

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditor's Report on Internal Control Required by Rule 17a-5

To the Board of Directors of
C.P. Baker Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of C.P. Baker Securities,Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements

in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations on internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Liberfarb & Sussman

Liberfarb & Sussman
Norwood, Massachusetts
January 22, 2003